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FOR IMMEDIATE RELEASE:                                                      NEWS
----------------------                                   Nasdaq Small Cap - TPRO
December 13, 1996



            TOPRO ANNOUNCES DEVELOPMENTS AFFECTING ROYALTY INTEREST; COMPLETES PRIVATE PLACEMENT; FILES REGISTRATION STATEMENT

DENVER, Colorado -- Topro, Inc. (Nasdaq-TPRO), a leading provider of automation and information technology solutions to industry, today said that the recent acquisition of Direct Measurement Corporation (DMC) by FMC Corporation(NYSE-
FMC) may result in a sooner-than-expected royalty stream to Topro from sales of the DMC Flowmeter.

FMC Corporation, a leading worldwide producer of industrial machinery and chemical products with annual sales in excess of $4.5 billion, acquired DMC in November. Topro has been associated with DMC since 1994 when Topro made an equity investment in DMC to fund final development of the Flowmeter - the first-ever radial mode Coriolis flowmeter. Topro later sold its interest to focus on expanding its core systems integration business, but retained a .7% carried interest in Flowmeter sales, following the first $50 million in sales, through the year 2008.

"FMC Corporation, through its ownership of Smith Meter, is a leading player in the oil and gas flowmeter industry," said John Jenkins, CEO of Topro. " We believe FMC's acquisition of the DMC Flowmeter will considerably accelerate the Flowmeter's time to market."

Topro also announced that on November 27, 1996 it had completed a private placement of 692,500 shares of Common Stock to institutional and accredited investors. Proceeds will be used for working capital and repayment of short term debt. The shares were issued pursuant to exemptions from registration under the Securities Act of 1933 and may not be offered or sold by the purchasers absent registration or an exemption from the registration requirements of that Act.

In addition, Topro announced that on November 29, 1996 it filed a Registration Statement to fulfil its obligation to seek registration for shares of Common Stock to be offered by selling shareholders. The shares included in the Registration Statement may be offered or sold only after the Registration Statement is declared effective and only by means of the Prospectus.

Statements made in this news release that are not historical facts may be forward looking statements. Actual events may differ materially from those projected in any forward looking statement. There are a number of important factors beyond the control of the Company that could cause actual events to differ materially from those anticipated by any forward looking information. A description of risks and uncertainties attendant to Topro and its industry and other factors which could affect the Company's financial results are included in the Company's Securities and Exchange Commission Filings.

                                     o o o

                                    CONTACTS:

Topro, Inc.                                                   Pacific Consulting
Group John Jenkins, CEO                                                    Scott
Liolis 303/935-1221                                                 714/574-3860